Discover a Partnership
                           that Reflects the Level of
                      Trust, Communication, and Innovation
                             Necessary for Success.


                                      1996
                                   A N N U A L
                                   R E P O R T


                                     (logo)
                             SOURCE SCIENTIFIC, INC.

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                 The Source Companies Have Turned To Since 1981


For more than a decade and a half, Source has supplied companies world-wide with the laboratory instruments they need to support their reagent systems. From successful beginnings in the clinical marketplace, we have grown in size, capability and reputation, to meet the increasing demand for outsourced services. We now provide product design & development, contract manufacturing, product after-sales service and remanufacturing services, enabling us to better serve medical device and analytical instrument manufacturers, in addition to environmental, food testing, and other precision-oriented industries.

Today, we count among our clients Fortune 100 and 500 companies, as well as small and start-up companies, and have shipped over 20,000 manufactured systems.

We welcome our shareholders to visit our facility in Southern California, just a short drive south from Los Angeles. We're proud to feature manufacturing facilities offering the very highest quality standards. However, our real credentials begin with our people, who know what it takes to get the job done right. Our business is to make every client's project or product successful - so they keep coming back to the very best resource partner, Source Scientific.



                 [GRAPHIC: logo of ISO 9001 TUV Certification]

                                  FDA Licensed



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Dear Shareholders and Friends,

Fiscal 1996 was a turnaround year for your Company, and a time of tremendous excitement for Source employees and shareholders alike, as we posted our second consecutive profitable quarter at year end. The Company posted an operating profit for 1996 of $8,000 compared to an operating loss in 1995 of $808,000. Profits in the last half narrowed the 1996 year net loss to $72,000 compared to $631,000 for 1995, as we continue to make significant progress toward our goal of profitability. Sales grew in 1996 to $5,324,000, a 9.2% increase over $4,877,000 in 1995, concurrent with an approximate 20% reduction in selling and G&A expense. The total operating expenses decreased to $1,979,000 compared to $2,486,000 the prior year. These major reductions in operating expenses have resulted from an aggressive cost reduction plan and the continuation of our program to restructure debt. Source has overcome remarkable obstacles associated with previous operations as evidenced by the release from auditor's opinion regarding going concern that has been attached to the company's audited reports since the mid-1980's.

Working under the challenge of staff reductions and cost constraints, the Source team accomplished several significant milestones in 1996. We achieved certification to ISO 9001 international quality standards, an effort that required full company participation. Registered by TUV Rheinland, this certification of Source's quality processes is recognized internationally, and complements our current GMP (Good Manufacturing Practices) status for manufacturing biomedical instruments under US FDA license. To further access world-wide trade, Source completed the testing and qualification of all major instrument products for the CE quality mark, which is required for products sold into member companies of the European Free Trade Association. The Company has successfully met the requirements for regulatory compliance in all targeted markets, while continuing to streamline processes and implement improvements which we believe helped to increase productivity in 1996.

Focusing on trends and opportunities in the marketplace, the Company sees continuing growth in the use of "outsourcing" as a means for companies to streamline their operations. Source has been proactive in this area, with promotional emphasis on contract manufacturing and product service. Product service contracts in 1996 included a major new award for third-party service on a hematology system distributed by a Fortune 500 company. Because instrument manufacturing logically leads to future service and maintenance of those products, and eventual remanufacturing, we believe our strategy positions the company for annuity business in the coming years. We believe our promotional plans for the coming year will help us to secure a larger share of the estimated $11 billion dollar contract services market.

One of the most exciting, and long-predicted, market trends in biodiagnostic technology is the growth of rapid, dry chemistry and other tests that provide acceptable medical results at the point of patient care. While "managed care" carries the bane of politicians and patients, it is giving a boost to new tests that can be performed outside the traditional laboratory, particularly rapid visual-read chemistry and immunoassay tests. Since these tests can be reported more objectively using a reflectance reader, the number of companies evaluating the opportunity for a small reader has increased. In June 1996, Source announced a joint development program with Agen Biomedical, Australia, to provide instrument development, engineering and subsequent manufacturing for early heart attack diagnosis. Use of three cardiac markers, including the Agen patented D-dimer marker will provide confirmation of heart attack in less than 15 minutes. The cardiac testing market is estimated to be worth $200 million by the year 2000. We also are currently in discussion with several other companies to develop the next generation of reflectance detection readers for different applications. As the manufacturer of one of the first semi-quantitative reflectance readers on the market, Source is truly a recognized leader in this technology.

Despite cost reductions in most areas, the Company continued to invest in R&D, making significant progress toward delivery of Source's 96-well PlateMate(TM) Reader in 1997. The market for low to moderate priced instruments will continue both for OEM readers placed in a laboratory on reagent rental, and "open" reagent systems purchased through distributors. The EXEC-WASH(TM) Washing System and E/LUMINA(TM) II Luminescence Analyzer, both somewhat mature products by today's standards, received renewed customer interest and resulting product enhancements in 1996. The Company is currently reviewing each product line for viability, and beginning the planned retirement of less profitable lines in the future. A recent example is the sale of the remaining low-margin Alton Instruments products, which was initiated in FY 1996.

The achievements and results of 1996 are a welcome reward for the entire Source organization. Management remains optimistic and committed to achieving the next level of corporate and financial goals. In a forward look, the Company will continue to seek selected strategic alliances and/or acquisitions with companies owning complementary technologies or markets. Our intention is to focus product development and marketing efforts primarily in biomedical, while remaining open to contract manufacturing and product service opportunities in the broader markets.

We, at Source, view change as an opportunity for improvement and growth. By successfully overcoming extreme financial obstacles, we have learned how to look forward to the rewards that today's effort will bring. We have come to appreciate and recognize the value of customer loyalty and relationships founded in longevity and trust. Our thanks are due to our customers and shareholders for their continued support in 1996 and on into 1997.



Richard A. Sullivan
CEO and Chairman of the Board